

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2023

Shaozhang Lin
Chief Executive Officer
Youxin Technology Ltd
Room 802, 803, No. 13 Hai'an Road
Tianhe District, Guangzhou
Guangdong Province, People's Republic of China

> **Re: Youxin Technology Ltd**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed December 8, 2023**
> **File No. 333-274404**

Dear Shaozhang Lin:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 28, 2023 letter.

Amendment No. 2 to Registration Statement on Form F-1

Factors Affecting Our Performance, page 54

1.   We note from your response to prior comment 3 that the customer renewal rate calculation excludes customers with existing contracts whose terms do not expire during the period. It appears from your disclosures on page F-13 that your contract terms are typically one year. Therefore, please clarify for us which customers are not subject to renewal such that they would be excluded from this calculation. To the extent contract terms extend beyond one year, either initially or upon renewal, revise to disclose as such.

General

2.   We note your response to prior comment 5; however, we continue to note changes you made to your disclosure appearing on the cover page, Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations and it continues to be unclear to us that there have been changes in the regulatory environment in the PRC since the amendment that was filed on July 17, 2023 warranting revised disclosure to mitigate the challenges you face and related disclosures. For example, on the cover page, you no longer disclose that the interpretation and implementation of the New Administrative Rules Regarding Overseas Listings "involve uncertainties." Please tell us the reasons for these changes or revise your disclosure throughout the registration statement as applicable.

Please contact Chen Chen at 202-551-7351 or Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone at 202-551-8816 or Matthew Derby at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Anthony Basch